November 9, 2012

VIA OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: Linda Cvrkel, Branch Chief

Re:	Federal Signal Corporation

Form 10-K for the Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 3, 2012

Form 8-K Dated September 4, 2012

Filed September 7, 2012

File No. 001-06003

Dear Ms. Cvrkel:

We are in receipt of your comment letter dated October 9, 2012, regarding the following filings of Federal Signal Corporation (the “Company”): the Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2012, the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the Commission on August 3, 2012, and the Current Report on Form 8-K dated September 4, 2012, filed with the Commission on September 7, 2012. We have set forth below in bold the comment in the comment letter followed by our response.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

Safety and Security Systems, page 19

1.

We note that net sales increased $6.9 million or 3.2% compared to the prior year period as a result of increases in sales of U.S. industrial products, mining products, and U.S. export products to Asia and Latin America, which were partially offset by a soft U.S. police market as well as weakness in Europe and public safety markets. In future filings, in addition to quantification, ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and

Securities and Exchange Commission

Ms. Linda Cvrkel

November 9, 2012

address the reasons for any significant changes between the periods. In addition to indicating the product line that accounts for the decrease or increase in sales, please considering explain why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation S-K.

Response: In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Company will expand its discussion in the Results of Operations section to both quantify and analyze material changes in net sales from period to period. On November 9, 2012, we filed with the Commission our Form 10-Q for the quarter ended September 30, 2012 (the “Third Quarter Form 10-Q”), portions of which are attached hereto as Schedule I. On page 24 of the Third Quarter Form 10-Q, we expanded the discussion of our Results of Operations to analyze the underlying causes of material changes in net sales from period to period. Please see the text marked “Comment 1” on the attached Schedule I for the expanded discussions from the Third Quarter Form 10-Q.

2.	Please revise to discuss and analyze net sales and cost of sales (rather than gross profit margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

Response: In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Company will separately discuss and analyze net sales and costs of sales for each segment in its Results of Operations section. On pages 24-26 of the Third Quarter Form 10-Q, the Company separately discussed and analyzed net sales and cost of sales for each of its segments, Safety and Security Systems, Fire Rescue and Environmental Solutions. Please see the text marked “Comment 2” on the attached Schedule I for the expanded discussions from the Third Quarter Form 10-Q.

Fire Rescue, page 20

3.	Please expand your discussion of cost of sales and operating income to quantify and discuss the significant cost components within operating income such as product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that operating income for the Fire Rescue segment decreased $2.8 million in 2011 due to lower sales volumes and unfavorable product mix, partially offset by favorable currency impacts, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Response: In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Company will expand its discussion in the Results of Operations section to quantify and discuss its significant cost components within operating income. On page 25 of the Third Quarter Form 10-Q, the Company expanded its discussion of cost of sales and operating income to quantify and analyze significant cost components. Please see the text marked “Comment 3” on the attached Schedule I for the expanded discussions from the Third Quarter Form 10-Q.

Securities and Exchange Commission

Ms. Linda Cvrkel

November 9, 2012

Audited Financial Statements

Consolidated Statements of Operations, page 41

4.	We note from your disclosure in Note 1 that in addition to the sale of products, you generate revenue from services such as repairs, equipment rentals, training, maintenance contracts, and implementation services. Please tell us the amount of revenue generated from the sale of services as opposed to the sale of product during each period presented in your financial statements. If the amount exceeds ten percent of your consolidated revenues, please revise to separately report revenue and cost of sales related to products and services on the face of the statements of operations. See Rule 5-03(b)(1) and (2) of Regulation S-X.

Response: For the periods ended December 31, 2011, 2010 and 2009, the Company’s revenues from services were $28.4 million, $28.5 million and $27.0 million, respectively, each of which does not exceed ten percent of its consolidated revenues for the applicable period. In accordance with Rule 5-03(b)(1) and (2) of Regulation S-X, the service revenues therefore do not need to be separately disclosed. In future filings with the Commission, the Company will separately report service revenues and cost of sales on the face of its statements of operations if its service revenues exceed ten percent of its consolidated revenues.

Notes to the Financial Statements

Note 9. Derivative Financial Instruments and Fair Value Measurements, page 67

5.	We note your disclosures in Note 9 related to fair value measurements for assets and liabilities measured at fair value on a recurring basis. Please revise to disclose the information required by ASC 820-10-50-5 for your assets and liabilities measured at fair value on a non-recurring basis such as the goodwill and intangible assets that were impaired during 2011 and 2010.

Response: In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Company will disclose the information required by ASC 820-10-50-5 related to its assets and liabilities measured at fair value on a nonrecurring basis. On page 11 of the Third Quarter Form 10-Q, the Company disclosed the information required by ASC 820-10-50-5. Please see the text marked “Comment 5” on the attached Schedule I for the disclosures from the Third Quarter Form 10-Q.

Note 10. Stock Based Compensation, page 70

6.	We note that you have established a long term incentive plan for executive officers in which you grant performance share units. We also note that the fair value of these units is calculated using a Monte Carlo simulation model. Please revise to include the detailed assumptions used in the Monte Carlo model for each year in which grants of performance shares were made.

Response: In future Annual Reports on Form 10-K, the Company will disclose the detailed assumptions used in the Monte Carlo model for each year in which grants of performance share units are made to executive officers. For example, the significant assumptions using the Monte Carlo approach for valuation of the performance share units awarded in 2010 and 2009 (performance shares granted in 2011 were valued at the closing price of our Company’s stock on the date of the grant) are as follows:

	2010		2009
Risk-free interest rate	1.49%		1.39%
Expected dividend yield	2.39%		3.59%
Expected volatility	64.1%		40.5%
Expected term	2.68	yrs.	2.86	yrs.

Securities and Exchange Commission

Ms. Linda Cvrkel

November 9, 2012

Note 13. Discontinued Operations, page 73

7.	Please tell us and revise the notes to your financial statements to explain the nature of the $15 million loss from discontinued operations that was recorded for the year ended December 31, 2010. In this regard, the detailed table in Note 13 appears to disclose total losses on discounted operations of $3 million for 2010. Please advise and revise.

Response: The detailed table in Note 13 included only the operating results of discontinued operations for 2010. The $15.0 million loss from discontinued operations and disposals recorded in the statement of operations for 2010 also includes a $12.0 million loss on disposal, of which the material items are discussed on pages 74 and 75 of the Annual Report on Form 10-K for the year ended December 31, 2011. In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Company will revise the notes to its financial statements to clarify the above information.

Form 10-Q for the Quarter Ended June 30, 2012

Note 12. Discontinued Operations, page 19

8.	We note your disclosure that on June 21, 2012 you announced you signed a definitive agreement to sell the FS Tech Group for $110 million. We also note that the net assets held for sale with a carrying value of $121.1 million were written down to fair value less costs to sell or $97.6 million (fair value $101 million and costs to sell of $3.4 million). Please explain to us why a fair value of $101 million was used in the valuation methodology when it appears you will be selling the net assets for $110 million. Also, please explain to us why the net assets of discontinued operations on the balance sheet as of June 30, 2012 is only $78.9 million.

Response: The selling price of the FSTech Group ($110.0 million) was used as the primary input in determining the Group’s fair value. The asset purchase agreement contains a provision that calls for $22.0 million to be placed into escrow, a portion of which is dependent on the outcome of future events related to litigation matters of the FSTech Group, in addition to general representations and warranties. To determine the fair value of the FSTech Group, an adjustment to the stated selling price was necessary to reflect the fair value of the contingent consideration to be received by the Company. The Company reduced the stated selling price by $9.0 million to appropriately reflect the fair value of the FSTech Group ($101.0 million). The $78.9 million of net assets and liabilities on the balance sheet as of June 30, 2012 includes the net assets of all our discontinued operations, including $86.6 million related to the FSTech Group. The difference between the fair value less cost to sell, or $97.6 million (fair value of $101.0 million and costs to sell of $3.4 million), and the net assets of $86.6 million is the net retained assets and liabilities recorded in the June 30, 2012 balance sheet. The disposition of the FSTech Group was completed in the third quarter 2012, and estimates made under held-for-sale accounting in the second quarter 2012 have been finalized and are reflected in the Third Quarter Form 10-Q on page 20.

Securities and Exchange Commission

Ms. Linda Cvrkel

November 9, 2012

Report on Form 8-K dated September 4, 2012

Item 9.01 Financial Statements and Exhibits

9.	We note that you have included a pro forma statement of operations for the year ended December 31, 2011 giving effect to the disposal of the Federal Signal Technologies Group business as Exhibit 99.2 to your report on Form 8-K. As the operations disposed of have been accounted for as a discounted operation in the Company’s June 30, 2012 financial statements included in your recent quarterly report on Form 10-Q, please revise to also include pro forma statements of operations for the other audited periods included in your most recent annual report on Form 10-K (i.e., the years ended December 31, 2010 and 2009) in an amendment to your report on Form 8-K. Your report on Form 8-K should also be revised to include a pro forma balance sheet as of June 30, 2012, giving effect to the disposition transaction. Refer to the guidance outlined in Rule 11-02 of Regulation S-X.

Response: On November 9, 2012, the Company filed with the Commission an amended Current Report on Form 8-K/A that included the requested pro forma financial statements.

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing should address your comments. If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned. Thank you.

Very truly yours,

FEDERAL SIGNAL CORPORATION

By:	/s/ Jennifer L. Sherman
Jennifer L. Sherman
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

cc: Robert M. LaRose, Esq.

Securities and Exchange Commission

Ms. Linda Cvrkel

November 9, 2012

Schedule I

Comment 1

Safety and Security Systems

Net sales increased $5.8 million for the three months ended September 30, 2012 compared to the respective prior-year period. Higher industrial sales of $4.0 million, improved domestic municipal shipments of $2.3 million, market share gains in the police market of $1.9 million and higher mining product sales of $1.1 million were partially offset by lower exports of $2.0 million and exchange rate impacts of 2.5% of sales. Net sales increased $12.2 million or 8% for the nine months ended September 30, 2012 compared to the respective prior-year period. U.S. sales grew by $4.0 million due to market share gains in police and fire markets, $2.6 million due to increased warning system shipments, $1.4 million due to strong industrial sales, and minor price increases. International sales were lower by $4.2 million due to lower export sales to certain Asian customers and unfavorable currency impacts of approximately 2.0% of sales.

Comment 2

Safety and Security Systems

Net sales increased $5.8 million for the three months ended September 30, 2012 compared to the respective prior-year period. Higher industrial sales of $4.0 million, improved domestic municipal shipments of $2.3 million, market share gains in the police market of $1.9 million and higher mining product sales of $1.1 million were partially offset by lower exports of $2.0 million and exchange rate impacts of 2.5% of sales. Net sales increased $12.2 million or 8% for the nine months ended September 30, 2012 compared to the respective prior-year period. U.S. sales grew by $4.0 million due to market share gains in police and fire markets, $2.6 million due to increased warning system shipments, $1.4 million due to strong industrial sales, and minor price increases. International sales were lower by $4.2 million due to lower export sales to certain Asian customers and unfavorable currency impacts of approximately 2.0% of sales.

Cost of sales increased $1.9 million and $5.0 million for the three and nine months ended September 30, 2012 compared to the respective prior-year periods. The increases were at a lower percentage of sales rate than the increase in sales due to higher absorption of fixed overhead costs, higher growth rates in higher margin industrial divisions and product lines, and material cost reductions on certain electrical components, as well as a 2% favorable exchange rate impact. In addition, cost of sales was unfavorably impacted by $0.6 million and $2.0 million higher charges for inventory obsolescence reserves for the three and nine months ended September 30, 2012, respectively, partially offset by $0.4 million lower warranty provisions in the third quarter of 2012 compared to the prior year.

Fire Rescue

Net sales increased $3.4 million and $22.6 million for the three and nine months ended September 30, 2012 compared to the respective prior-year periods. For the three months ended September 30, 2012, net sales increased $4.8 million as a result of increased Asian and Australian business together with some increased shipments to European markets, and $1.6 million of higher pricing attributable to sales commissions, partially offset by unfavorable currency impacts of $3.2 million. The strong backlog and improvements in manufacturing processes also contributed to the growth in sales. Year-to-date, net sales increased $22.6 million, primarily due to sales volumes of $24.5 million, higher pricing attributable to sales commissions of $3.3 million, and a favorable product mix of $4.3 million, partially offset by unfavorable currency impacts of $9.4 million.

Securities and Exchange Commission

Ms. Linda Cvrkel

November 9, 2012

Schedule I (continued)

Comment 2 (continued)

Cost of sales increased $0.3 million and $16.9 million for the three and nine months ended September 30, 2012 compared to the respective prior-year periods. For the three months ended September 30, 2012, the cost of sales increase was primarily due to increased sales volume of $3.8 million, offset by operational improvement and product mix impacts of $1.1 million, and currency impacts of $2.4 million. Year-to-date, the cost of sales increase was primarily due to increased sales volume of $19.3 million and product mix of $5.0 million, partially offset by currency impacts of $7.4 million.

Environmental Solutions

Net sales increased $8.0 million and $57.0 million for the three and nine months ended September 30, 2012 compared to the respective prior-year periods. U.S. sales increased $3.0 million for the three months primarily resulting from municipal sewer cleaner shipments, which is consistent with the increased order volume. Non-U.S. sales for the three months were up $5.0 million due to strength in Canada, partially offset by declines in Europe and Mexico. U.S. sales for the nine months were up $44.7 million due to increases across all product lines. Non-U.S. sales for the nine months were up $12.3 million resulting from large backlogs, despite flat non-U.S. orders.

Cost of sales increased $6.0 million and $39.5 million for the three and nine months ended September 30, 2012 compared to the respective prior-year periods. Nine-month cost of sales increased 18% over the respective prior-year period, while nine-month sales increased 22%, indicating favorable product mix (more sewer cleaners versus street sweepers).

Comment 3

Fire Rescue

Cost of sales increased $0.3 million and $16.9 million for the three and nine months ended September 30, 2012 compared to the respective prior-year periods. For the three months ended September 30, 2012, the cost of sales increase was primarily due to increased sales volume of $3.8 million, offset by operational improvement and product mix impacts of $1.1 million, and currency impacts of $2.4 million. Year-to-date, the cost of sales increase was primarily due to increased sales volume of $19.3 million and product mix of $5.0 million, partially offset by currency impacts of $7.4 million.

Operating income increased $1.7 million and $2.7 million for the three and nine months ended September 30, 2012, compared to the respective prior-year periods. For the three months ended September 30, 2012, operating income increased due to higher sales volumes of $1.0 million, and improved product mix into higher margin products of $1.4 million, partially offset by higher Selling, General, and Administrative (“SG&A”) expenses of $0.5 million and unfavorable currency impacts of $0.2 million. For the nine months ended September 30, 2012, compared to the respective prior-year period, operating income increased primarily due to higher sales volumes of $5.3 million, partially offset by higher SG&A expenses of $1.5 million, unfavorable product mix of $0.7 million, and unfavorable currency impacts of $0.5 million.

Securities and Exchange Commission

Ms. Linda Cvrkel

November 9, 2012

Schedule I (continued)

Comment 5

Fair Value Assets Measured at Level 3 on a Nonrecurring Basis

The Company measures certain assets, including intangible trade name assets and goodwill, at fair value on a nonrecurring basis. The Company’s calculation of fair value of trade name assets is based on an income approach using discounted cash flow projections.

The Company determined that the trade name assets associated with the FSTech Group with a carrying value of $7.9 million were impaired, and recorded an impairment charge of $0.6 million in the second quarter of 2012. The trade name assets were sold to 3M Company as part of the sale of the FSTech Group.